Exhibit 99.49
News Release
Theratechnologies announces results for the 2010 fiscal year
Montréal, Canada — February 9, 2011 - Theratechnologies (TSX: TH) today announced its financial results for the fiscal year ended November 30, 2010. For reference, the Management’s Discussion and Analysis (“MD&A”) for the fiscal year 2010 with the associated Audited Consolidated Financial Statements can be found at www.theratech.com or at www.sedar.com.
2010 Financial Highlights
Receipt of a $25,000,000 milestone payment in November and lower R&D expenditures throughout the year strengthened the Company’s cash position and contributed to record revenues and earnings in fiscal 2010.
Highlights included:
➢	Consolidated revenue of $31,868,000

➢	R&D expenses decreased 32% to $14,064,000

➢	Net profit of $8,930,000

➢	Cash and bonds of $64,550,000 at fiscal year end.
“2010 was an exceptional year for Theratechnologies,” stated Mr. John-Michel T. Huss, President and CEO of Theratechnologies. “Our success in the Food and Drug Administration (“FDA”) regulatory process led to the approval of EGRIFTA®,” he noted. “We now have a solid business and financial foundation on which to further build the Company,” Mr. Huss concluded.
“With the receipt of a substantial milestone payment from our partner EMD Serono, we are entering the new year with a good cash position,” said Mr. Luc Tanguay, Senior Executive Vice President & CFO of Theratechnologies. “This year, we expect to receive revenues from sales of the finished product and royalties of EGRIFTA® in the United States. We also expect the amount of our expenses for fiscal 2011 to be similar to those of 2010,” noted Mr. Tanguay.
Financial Highlights
The financial highlights presented in this press release are taken from the Company’s MD&A and Audited Consolidated Financial Statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s financial statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). For more information regarding the conversion to IFRS, please refer to the heading “Conversion to IFRS” of the Company’s MD&A and to note 27 of the Audited Consolidated Financial Statements, which were the Company’s first consolidated financial statements prepared in accordance with IFRS.
For the 12-month period ending November 30, 2010:
Consolidated revenue for the year ended November 30, 2010 was $31,868,000, compared to $17,468,000 in 2009. The increased revenue in 2010 was related to a milestone payment of US$25,000,000 (C$25,000,000) received from EMD Serono on November 30, 2010 associated with the satisfaction of the condition of approval of EGRIFTA® by the FDA. In fiscal 2009, a payment of US$10,000,000 (C$10,884,000) was received from EMD Serono following the acceptance by the FDA of the Company’s New Drug Application (“NDA”) for EGRIFTA® in conformity with the collaboration and licensing agreement with EMD Serono.
Research and development (“R&D”) expenses, net of tax credits, amounted to $14,064,000 for the year ended November 30, 2010 compared to $20,810,000 in 2009, a decrease of 32.4%. The
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

majority of R&D expenses incurred in fiscal 2010 are related to follow-up on work derived from the regulatory filing with the FDA, notably responding to the FDA’s questions, and preparation for the FDA Advisory Committee meeting. In fiscal 2009, the expenses were principally associated with completing the Phase 3 clinical trials evaluating tesamorelin in HIV-associated lipodystrophy and the preparation of the NDA, which was submitted to the FDA in May 2009. The significant decline in R&D expenses was in accordance with the Company’s projected R&D expenses for fiscal 2010.
Cost of Sales
In fiscal 2010, the Company began producing, through its third-party suppliers, inventories in anticipation of the launch of EGRIFTA® in the United States. Cost of sales in fiscal 2010 related to this activity amounted to $469,000 which includes a charge of $192,000, in order to value the inventories at their net realizable value. This write-down was due to raw materials that were not originally bought under the conditions of the Company’s current long-term procurement agreements. Cost of sales also included unallocated costs related to the production fees associated with the start-up of the manufacturing process.
General and administrative expenses amounted to $8,002,000 for the year ended November 30, 2010, compared to $6,543,000 for the same period in fiscal 2009. The higher expenses in 2010 are primarily due to the cost and expenses associated with professional fees for the recruitment of the new President and Chief Executive Officer, increased corporate communication associated with the FDA Advisory Committee meeting and FDA approval, and conversion of the financial statements to IFRS, as well as costs and expenses related to variation in share-based compensation expenses. The expenses for the year ended November 30, 2009, include the costs associated with the revision of the Company’s three-year business plan which were not repeated in fiscal 2010.
Selling and market development expenses amounted to $2,670,000 for the year ended November 30, 2010 compared to $6,862,000 in fiscal 2009. The selling and market development expenses in fiscal 2010 are principally composed of business development and market research expenses outside the United States and the costs of managing the agreement with EMD Serono. In fiscal 2009, expenses totaling $4,269,000 were incurred in connection with professional fees related to the transaction with EMD Serono.
Net Financial Income
For the year ended November 30, 2010, interest income was $1,562,000 compared to $2,123,000 in fiscal 2009. The year-over-year decline is due to lower average cash positions and a decrease in yield on the Company’s bond portfolio. Receipt of the $25,000,000 milestone payment from EMD Serono in November 2010 strengthened the Company’s cash position to a level comparable to that of year-end 2009. Finance costs in fiscal 2010 were a gain of $493,000 compared to an expense of $661,000 in fiscal 2009. Finance costs in fiscal 2010 benefited from a net foreign currency gain of $511,000 compared to a net foreign currency loss of $635,000 in 2009.
Net profit was $8,930,000 for the 2010 fiscal year compared to a net loss of $15,156,000 in 2009.
Financial Position
At November 30, 2010, cash and bonds amounted to $64,550,000, and tax credits and grants receivable amounted to $332,000, for a total of $64,882,000. The cash flow from operating activities, excluding changes in operating assets and liabilities, was $11,160,000 for fiscal 2010 compared to a use of cash of $13,547,000 for the same period in 2009. The cash flow generated in fiscal 2010 is principally related to payments received under the agreement with EMD Serono as well as decreases in R&D expenses and in selling and market development expenses.
About Theratechnologies
Theratechnologies (TSX: TH) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. Its first product, EGRIFTA® (tesamorelin for injection), was approved by the United

States Food and Drug Administration in November 2010. To date, EGRIFTA® is the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.
EGRIFTA® is currently marketed in the United States by EMD Serono pursuant to a collaboration and licensing agreement entered into by the Company and EMD Serono in October 2008. In addition, the Company has signed distribution and licensing agreements with Sanofi-aventis granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East and with Ferrer granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.
Additional Information about Theratechnologies
Further information about Theratechnologies is available on the Company’s website at www.theratech.com. Additional information about the Company is also available on SEDAR at www.sedar.com.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the preparation and filing of applications seeking regulatory approval of EGRIFTA® in the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in various territories outside of the United States, the revenue to be generated as a result of sales of EGRIFTA® to EMD Serono and the receipt of royalties from EMD Serono in connection with the sale of EGRIFTA® in the United States. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms or variations of them and the use of future or conditional tenses as well as similar expressions denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties are described under the section “Risks and Uncertainties” of the MD&A for the year ended November 30, 2010 and include, but are not limited to, the risk that EGRIFTA® is not approved in all or some of the territories referred to in the MD&A, the revenue and royalties we expect to generate from sales of EGRIFTA® is lower than anticipated, the supply of EGRIFTA® to our commercial partners is delayed or suspended as a result of problems with our suppliers, EGRIFTA® is withdrawn from the market as a result of defects or recalls, our intellectual property is not adequately protected and our liquidity level decreases based on unexpected activities that must be carried out in order to achieve our business plan.
Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary materially from the forward-looking information contained in this press release. Certain assumptions made in preparing the forward-looking information include the assumption that tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will receive approval in the territories referred to in this press release, no additional clinical studies will be required to obtain said regulatory approval of tesamorelin, EGRIFTA® will be accepted by the marketplace in the United States and will be on the list of reimbursed drugs by third-party payers, relations with third-party suppliers of EGRIFTA® will be conflict-free and that such third-party suppliers will have enough capacity to manufacture and supply EGRIFTA® to meet its demand and on a timely-basis and that the Company’s business plan will not be substantially modified.

Consequently, all of the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on its business, financial condition or results of operation.
Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details on these risks and descriptions of these risks are disclosed in the “Risks and Uncertainties” section of the Company’s MD&A for the year ended November 30, 2010.

Information:
Andrea Gilpin
Vice President, IR & Communications
Phone: 514-336-7800, ext. 205
communications@theratech.com
Luc Tanguay
Senior Executive Vice President and
Chief Financial Officer
Phone: 514-336-7800, ext. 204
ltanguay@theratech.com

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